Yukon-Nevada Gold Corp. Appoints New Vice President Mining
and a Manager of New Operations

January 16, 2008 - Vancouver, Canada – Yukon-Nevada Gold Corp. (YNG: TSX, NG6: FSE) is excited to announce the appointment of David Drips, B.Sc. Mining Engineering, as its new Vice President Mining and also the promotion of Sam Ash, B.Sc. Mining Engineering, to Manager of New Operations.

Mr. Drips brings to Yukon-Nevada over 32 years experience in building and operating gold and silver mines, both underground and open pit, throughout the Americas and overseas. Most recently, Mr. Drips was Vice President, Mexico Operations for Endeavour Silver.

Mr. Drips has previously held several senior management positions in mining, including Director General of Plata Panamericana, the Mexican subsidiary of Pan American Silver Corp., where he was responsible for turning around the operating performance of their La Colorada silver mine in Mexico; Director General of Scorpio Mining in Cosala, Mexico where he led the pre-feasibility study and initial development program at the Nuestra Senora project; Vice President and Manager of Operations for American Mine Services in Boulder, Colorado where he managed several mine service divisions; General Manager for Bema Gold Corp. in Magadan, Russia overseeing the construction of the Julietta gold mine; General Manager for Hecla Mining Co. in Venezuela, managing the turn-around of the La Camorra mine into a profitable operating unit; and Founder and President of Intermountain Mine Services and Mineral Resources Engineering, which he built into a $7.5 million per year business.

Mr. Drips will initially focus his efforts on Yukon-Nevada's Jerritt Canyon property near Elko Nevada. In addition to overseeing the expansion of Yukon-Nevada's core operating asset, Jerritt Canyon, Mr. Drips will ensure that the cost savings recently achieved become entrenched at this facility. Mr. Drips will also be a key member of the senior management team as the Company continues to grow through its application of its strategic plan which calls for the acquisition of late stage development and operating properties.

Like Yukon-Nevada, Mr. Drips has invested much of his career focusing on worker safety and environmental sustainability. Mr. Drips states, "Productivity and profitability are nothing more than the products of sound, safe work habits. I have found that mine teams and company personnel like nothing more than to take pride of ownership in their work.”

Graham Dickson, President and CEO, commented, "I would like to extend a warm Yukon-Nevada welcome to Dave Drips as the newest member of our senior management group. Dave's successful track record and extensive industry experience speak for themselves. His skill sets will be a great asset in facilitating Yukon-Nevada's growth and profitability as we move forward."

On a separate note, the senior management group recently added to its ranks with the promotion of Sam Ash to the position of Manager New Operations where he reports directly to the President and CEO, Graham Dickson. Mr. Ash’s new and additional responsibilities include the development of the Ketza River project and of Starvation Canyon, with the objective of bringing them both into production in a timely manner.

Mr. Ash graduated from the University of Missouri Rolla in 2001 with a BS in Mining Engineering. Mr. Ash started his career as a supervisor and engineer in for Drummond Coal in Alabama. In 2003 Mr. Ash joined the Jerritt Canyon property as a planning engineer. Since 2003 he has successfully filled numerous positions in the engineering and operations group including, for the last year, that of Mine Superintendent where he played a major role in the cost and production improvements that have been achieved in the last year of operation at Jerritt Canyon. Mr. Ash will bring his unique mix of operations, management and engineering expertise to his new position.

Graham Dickson, President and CEO, commented, "We certainly appreciated the manner in which Sam stepped up to the plate and contributed to the turnaround at Jerritt Canyon. His adoption of a wider role will be important to the Company’s success as we move forward in the coming years.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties and by further acquisitions.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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     This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.